UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB
                               Amendment No. 5 to
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         Destiny Media Technolgies Inc.
                         ------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


            Colorado                                       84-1516745
            --------                                       ----------
(State or other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)

 555 West Hastings Street, Suite 950, Vancouver British Columbia CANADA V6B 4N4
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (604) 609-7736
                                               --------------


 Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock $0.001 par value.
                         ------------------------------
                                (Title of Class)


                                  Page 1 of 122
                          Index to Exhibits on Page 34

                         Destiny Media Technologies Inc.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of
         Operation...........................................  16

Item 3.  Description of Property.............................  20

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  20

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  22

Item 6.  Executive Compensation..............................  26

Item 7.  Certain Relationships and Related Transactions......  27

Item 8.  Description of Securities...........................  28

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  29

Item 2.  Legal Proceedings...................................  30

Item 3.  Changes in and Disagreements with  Accountants......  30

Item 4.  Recent Sales of  Unregistered Securities............  30

Item 5.  Indemnification of  Directors and Officers..........  31

                                    PART F/S

Item 1.  Financial Statements................................  32

                                    PART III

Item 1.   Index to Exhibits                                    36

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------

Destiny Meda Technologies Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is a company in the development phase. The Company was incorporated in August 1998 in the state of Colorado under the name Euro Industries Ltd.

The Company was originally involved in the acquisition and exploration of mining properties; however in July of 1999 with the start of the process involving the Company's acquisition of Destiny Software Productions Inc. and the introduction of a new management team, the Company became active in the software industry and ceased all of its work in the mining industry.

On October 20, 1999 the Company completed the process of acquiring Destiny Software Productions Inc.("Destiny Software"). Destiny Software is a western Canadian based software development company specializing in streaming media and MP3 products. Destiny has created its own proprietary compression format and technologies. It is currently developing the RadioDestiny Broadcast NetworkTM, where commercial and hobbyist radio stations can broadcast on the internet using the free RadioDestiny BroadcasterTM. The recently released Destiny Media PlayerTM is a combination MP3 player/internet radio receiver which contains a live and realtime directory of al the current broadcasters on the Destiny network.

The Company's principal office is located at 555 West Hastings Street, Vancouver, British Columbia V6B 4N4. The contact person is Mr. Steve Vestergaard, President and Director. The telephone number is (604) 609-7736; the facsimile number is (604) 609-0611. The Company currently maintains four websites which are radiodestiny.com; destiny-software.com; destinympe.com; and, streamingaudio.com.


The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value. On December 30, 1999 the Registrant announced that the Board of Directors had approved a three for one stock split. The split was affected in the form of a 200% stock dividend to the shareholders of record on December 30, 1999. The additional shares were to be distributed by American Securities Transfer and Trust Inc. ("AST"), the Registrant's transfer agent. Shareholders were required to exchange their existing shares as instructed by AST. The impact of the split was to increase the outstanding shares of the Registrant from 7,167,000 as of December 30, 1999 to 21,501,000.

All reference to share data in this document refer to post split data. As of the close of the Company's latest fiscal year, August 31, 1999, there were 17,850,000 shares of common stock outstanding. As of December 29, 1999 there were 21,501,000 shares of common stock outstanding.


The Company's common stock trades in the Pink Sheet Market under the symbol "DSNY".


The information in this Registration Statement is current as of April 3, 2000, unless otherwise indicated.


Historical Corporate Development
--------------------------------

Incorporation

The Company was incorporated in the state of Colorado on August 24, 1998 under the name Euro Industries Ltd. On November 9, 1999 the name of the Company was changed to Destiny Media Technologies Inc.


By March 1999, the Company sold 17,850,000 common shares for an aggregate purchase price of $59,500.00. Each share was issued at $0.01 per share. The shares were purchased by thirty-one individuals all of whom were unrelated parties.


The shares of common stock in the foregoing offering, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

The shares of the Company began trading on the National Quotation Bureau's "Pink Sheets" on June 17, 1999.


On June 16, 1999, the Company entered into an agreement to purchase control of Destiny Software Productions Ltd., a company 100% owned by Steve Vestergaard who subsequently became the president of the Registrant. At the time of this transaction, Mr. Vestergaard owned 3.6 million shares of the Registrant. The 3.6 million shares represented 20% of the Registrant's outstanding shares. ("Destiny"). Mr. Vestergaard acquired all of these shares from unrelated parties for cash consideration of $1,200. The detail of these purchases are as follows:


Certificate #     Name                      Number of Shares

131               Lorraine Zaiser           900,000   shares (post split)
-------------     ---------------------     -----------------------------
102               Elefterras Aligizakis     1,050,000 shares (post split)
-------------     ---------------------     -----------------------------
129               Hilary Wipf                 750,000 shares (post split)
-------------     ---------------------     -----------------------------
117               Patricia Parente            600,000 shares (post split)
-------------     ---------------------     -----------------------------

113               George Paikos               300,000 shares (post split)
-------------     ---------------------     -----------------------------

Since that time the business of the Company has centered on Destiny. The purchase price of Destiny was 1,800,000 common shares of the Company. (These shares were restricted and each certificate includes the following legend: "The shares represented by this Certificate have not been registered under the Securities Act of 1933 ("the Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to the effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.") This transaction was finalized on October 20, 1999 when the shares were physically issued to the owners of Destiny. The contract of sale required that the Company had to raise Cdn$1.1 million of which Cdn$1 million would be used for development of the Destiny products. The contract of sale further stipulated that a minimum amount of Cdn$250 thousand had to be raised by September 16, 1999 and this was accomplished by a loan from Jade & Co., a shareholder of the Company.


On June 16, 1999 the Company entered into a private placement whereby it sold 1,851,000 shares of its common stock at a price of Cdn$0.62 per common share. The net proceeds of this private placement was Cdn$1,100,000. This offering officially closed on November 9, 1999.

The Company recently completed a private placement whereby it is sold 1,000,000 units. Each unit consisted of one common share and one warrant exercisable for a period of six months from the closing of the private placement. Each unit sold for $1.00 and the warrants gave the holder the right to purchase one additional share of common stock for $3.00. This offering was made under Regulation S to offshore investors. The stock is restricted for a period of one year and is then subject To Rule 144.

In early 1999, Mr. Vestergaard and Mr. Kolic, an unrelated party and the owner of a company called Wonderfall Productions, were introduced to each other at an industry/investor forum. This meeting subsequently led to the acquisition by Destiny of Wonderfall Productions in June 1999. Total compensation for this acquisition was $20,000 which was paid by a promissory note.


Mr. Ed Kolic was subsequently appointed as the Secretary and Chief Operating Officer of the Registrant. Wonderfall Productions Inc. had a history in computer games production and marketing. WonderFall Productions Inc. had two games, at the time of the sale, that had not been commercially released and the rationale for the acquisition by the Registrant of WonderFall Productions

Inc. was so that it could exploit the potential of these games and gain access to Mr. Kolic's marketing skills.


BUSINESS
--------

Media Internet Applications

Company Background including Destiny Software
---------------------------------------------

Destiny Software was formed as a private company by Steve Vestergaard who was subsequently appointed as the president of the Registrant. From 1992 until 1995, Destiny was involved solely in the development and sale of computer games. In 1992, Destiny developed a game called "Creepers" which was published by a subsidiary of Sony Corporation called Psygnosis. Also, in 1992 Destiny developed a game called "Solitaire's Journey" which was published by Quantum Quality Productions. In 1993, Destiny developed two games, called "Lucky's Casino Adventure" and "Origamo" which were also published by Quantum Quality Productions. Two other games developed in 1993 were "Time Out Sports Baseball" and "Time Out Sports Basketball" which were published by Microleague. In 1994, a game called "Blood Bowl" was developed by Destiny and published by Microleague. Three games were developed in 1995. "Dark Seed II" for Windows and "Dark Seed II" for Macintosh were both published by Cyberdreams, "MGM" and "Jam" was a Windows shareware product. In December of 1995, Destiny's first internet radio prototype was started and this product was then released in April of 1996.


The Company owns a proprietary media compression format known as ".dny". ("dny" is an intellectual property which was developed in-house with no third party involvement. The property is in the form of a trade secret, and can be patented and trademarked. At the present time there have been no patents or trademarks taken out for the "dny" intellectual property.) This format is used to deliver real time streaming media, such as internet radio, on an on-demand basis.

The ".dny" technology was developed by the Company because internet radio requires massive compression levels and data packets are not reliably transmitted across the internet. The Company's media compression technology recursively compresses an audio stream to any target compression ratio and, at the same time, interleaves and buffers data packets and estimates missing audio information.

Since developing this technology, Destiny Software has produced a media player and a java based streaming web clip compressor and player that allows users to add streaming audio clips to their web pages. The Company is also developing a low latency internet telephone; a voice e-mail package and, a voice based chat engine.

                                    Products
                                    --------

   Product                       Status                   Revenue
-- ----------------------------- ------------------------ -------------
1  Broadcaster                   Commercially available   None, to date
-- ----------------------------- ------------------------ -------------
2  MP3 Player                    Commercially available   Free item
-- ----------------------------- ------------------------ -------------
3  Repeater (server based)       Commercially available   None, to date
-- ----------------------------- ------------------------ -------------
4  Clipstream: Java              Commercially available   None, to date
-- ----------------------------- ------------------------ -------------
5  Webcam                        Under development        None, to date
-- ----------------------------- ------------------------ -------------
6  Ripper                        Under development        None, to date
-- ----------------------------- ------------------------ -------------
7  Audio Chat                    Under development        None, to date
-- ----------------------------- ------------------------ -------------
8  Internet Phone                Under development        None, to date
-- ----------------------------- ------------------------ -------------
9  Mission to Mars Game (Demo)   Under development        None, to date
-- ----------------------------- ------------------------ -------------

Product Descriptions

Products which are complete are available for download from the RadioDestiny website at www.radiodestiny.com. The voice chat and e-mail applications are not yet in releasable form.

Destiny Media Player(TM)

The Destiny Media Player(TM) is a combination MP3/Music player and radio receiver. The Destiny Media Player(TM) will receive two separate formats: live or automated broadcasts from the Destiny Station broadcaster and Audio-on-Demand which will stream from a standard HTTP server. In Radio mode a user can listen to radio broadcasts from any of stations on the RadioDestiny Broadcast Network(TM). Incorporated into the player are features such as a live directory of stations with direct email and weblink to these broadcasters. In Mp3 mode a user can play MP3 files directly from the player's instant library. The player automatically scans the users hard drive for existing music files and creates an Mp3 library. Another feature is the list of MP3 websites allowing a user to easily click a link to access MP3 sources. The Player also supports playback of streaming Mp3's, .wav and midi files, as well as music CD's. The Destiny Media Player(TM) is a small, yet powerful, application and can be downloaded and installed within two minutes. It will be distributed free from the Destiny web site, partner sites and via OEM agreements with computer and sound card manufacturers.

RadioDestiny Broadcaster(TM)

In live mode, the user simply puts their audio signal into the input of their sound card, configures the options and clicks 'start broadcast'. Their station is automatically added to the directory of stations at the Destiny portal. It is extremely easy to use.

In script mode, the user prerecords a set of audio files, then specifies a schedule for play back. A broadcaster could spend a couple of hours setting up the schedule for the week, then the automated DJ could play back the content 24 hours per day, 7 days per week.

The DestinyBroadcaster will also allow the input of metadata which are digital files such as album cover graphics, lyrics and other artist information that is of interest to music fans. This metadata then streams out simultaneously with music files to the Destiny Media Player allowing the listener to view this information as they are listening to the songs. This technology is unique to Destiny with no current competition.

ScreamingAudio(TM)
RadioDestiny Web Clip Player and Compressor

The compressor will convert a .WAV file into a streaming .DNY format. Destiny has developed an online audio based interactive radio play game based on this technology. It can be used to stream annual stockholders meetings, home shopping sites or other games.

Competition

The market for software and services for the Internet and intranets is relatively new, constantly changing and intensely competitive. As streaming media evolves into a central and necessary component of the Internet experience, more companies are entering the market for, and expending ever greater resources to develop, streaming media software and services, and competition is thus intensifying. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger overall installed bases, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than the Company.

The Company's two principal competitors in the development and distribution of streaming media technology are RealNetworks and Microsoft Corporation. Both Microsoft's and RealNetworks' commitment to and presence in the streaming media industry has significantly increased and will continue to increase competitive pressure in the overall market for streaming media software. This could lead to increased pricing pressure which may result in price reductions in the Company's products.

In addition to Microsoft and RealNetworks the Company faces increased competition from other companies that are developing and marketing streaming media product offerings. As more companies enter the market with products and services that compete with the Company's players and tools, the competitive landscape could change significantly to the detriment of the Company.

The Company competes for user traffic and Internet advertising revenues with a wide variety of Web sites, ISP's and especially audio, video and other media aggregators, such as Broadcast.com and Microsoft's Web Events. While Internet advertising revenues across the industry continue to grow, the number of Web sites competing for such revenue is also growing rapidly. The Company's advertising sales force and infrastructure are still in early stages of development relative to its competitors. There can be no assurance that advertisers will place advertising with the

Company or that revenues derived from such advertising will be material. In addition, if the Company fails to attract new customers or is forced to reduce proposed advertising rates the Company's business, financial condition and results of operations may be materially adversely affected.

Competitive factors in the streaming media market include the quality and reliability of software; features for creating, editing and adapting content; ease of use and interactive user features; scalability and cost per user; pricing and licensing terms; the emergence of new and better formats; and, compatibility with the user's existing network components and software systems. To expand its user base and further enhance the user experience, the Company must continue to innovate and improve the performance of its products. The Company anticipates that consolidation will continue in the streaming media industry and related industries such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies. There can be no assurance that the Company can establish or sustain a leadership position in this market segment. The Company is committed to working toward market penetration of its brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend its current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation and Legal Uncertainties

The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. It is possible that a number of laws and regulations may be adopted in both the United States and Canada with particular applicability to the Internet. Governments have and may continue to enact legislation applicable to the Company in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or "digital" signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase it legal exposure.

Risk Factors

Dependence On Key Personnel:

The Company's success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently only two employment agreements in place. Management is; however, currently negotiating agreements with the remaining executive officers of the Company.

Limited Operating History:

The Company has a limited operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's software products, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the growth of activity on the Internet World Wide Web as it relates to the internet broadcast industry.

History of Net Losses:

The Company has had net losses since its inception on August 24, 1998.


In the Period August 24, 1998 (date of inception) to November 30, 1999 the Company had a net loss of $181,342.


There can be no assurance that this trend will not continue.

Possible Dilution to Present and Prospective Shareholders:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Risks of Product Defects and Product Liability:

As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's product also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in significant liability to the Company and deter potential customers. The sale and support of the Company's products may entail the risk of liability claims. A product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

The Ability to Manage Growth:

Should the Company be successful in the sales and marketing efforts of its software products it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue its product development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery and software development. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of it's operations. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of System Failure and/or Security Risks:

Despite the implementation of security measures, the core of the Company's network infrastructure could be vulnerable to unforeseen computer problems. Although the Company believes it has taken steps to mitigate much of the risk, it may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to the Company and also may deter new customers from purchasing its software and services, and individuals from utilizing it. Although the Company intends to continue to implement and establish security measures, there can be no assurance that measures implemented by it will not be circumvented in the future, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Lack of Established Market for Products and Services; Dependence on Internet and Intranets as Mediums of Commerce and Communications:

The market for the Company's streaming media products and services is new and evolving rapidly. It depends on increased use of the Internet and intranets. If the Internet and intranets are not adopted as methods for commerce and communications, or if the adoption rate slows, the market for the Company's products and services may not grow, or may develop more slowly than expected.

The Company believes that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds or on other technological improvements, and the Company is largely dependent on third party companies to provide or facilitate these improvements. Changes in content delivery methods and emergence of new Internet access devices such as TV set-tops boxes could dramatically change the market for streaming media products and services if new delivery methods or devices do not use streaming media or if they provide a more efficient method for transferring data than streaming media.

The electronic commerce market is relatively new and evolving. Sales of the Company's products depend in large part on the development of the Internet as a viable commercial marketplace. There are now substantially more users and much more "traffic" over the Internet than ever before, use of the Internet is growing faster than anticipated, and the technological infrastructure of the Internet may be unable to support the demands placed on it by continued growth. Delays in development or adoption of new technological standards and protocols, or increased government regulation, could also affect Internet use. In addition, issues related to use of the Internet and intranets, such as security, reliability, cost, ease of use and quality of service, remain unresolved and may affect the amount of business that is conducted over the Internet and intranets.

Product Delays and Errors:

The Company has experienced development delays and cost overruns associated with its product development. It may encounter such problems in the future. Delays and cost overruns could affect the Company's ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. The Company's products also may contain undetected errors that could cause adverse publicity, reduced market acceptance of the products, or lawsuits by customers.

Online Commerce Security Risks:

Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of the Company's ability to transmit confidential information securely, and costs associated with the prevention or elimination of such problems, could have a material adverse effect on the Company's business.

International Operations:

The Company markets and sells its products in both the United States and Canada. As such, it is subject to the normal risks of doing business abroad. Risks include unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, limits on the Company's ability to enforce its intellectual property rights, discontinuity of the Company's infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on the Company's business. The Company does not currently hedge its foreign currency exposures.

Dividend Policy:

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business.

However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company currently has no source of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.



Significant Customers and/or Suppliers
--------------------------------------

The Company is currently in the development stage and, as such, has no significant customers and/or suppliers.

Employees
---------

At 4/03/00 the Company operated with the services of its Directors, Executive Officers, thirteen additional employees and four independent contractors. There is no collective bargaining agreement in place.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for the period from incorporation on "August 24, 1998 to August 31, 1999 was derived from the financial statements of the Company.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                  Table No. 1 (Destiny Media Technologies Inc.)
                          Selected Financial Data (US$)


-------------------------------   ---------------------------   ---------------------------
                                  The Period 8/24/98 (date of   The Quarter Ended 11/30/99
                                    incorporation) to 8/31/99
-------------------------------   ---------------------------   ---------------------------
Revenue                                                    0                            $1
-------------------------------   ---------------------------   ---------------------------
Net Income(Loss)                                      ($59.5)                        ($122)
-------------------------------   ---------------------------   ---------------------------
Earnings (Loss) per Share                             ($0.01)                       ($0.01)
-------------------------------   ---------------------------   ---------------------------
Dividends per Share                                        0                             0
-------------------------------   ---------------------------   ---------------------------
Number of Shares Outstanding                      17,850,000                    21,501,000
-------------------------------   ---------------------------   ---------------------------

-------------------------------   ---------------------------   ---------------------------
Working Capital                                            0                          $326
-------------------------------   ---------------------------   ---------------------------
Long Term Debt                                          $594                          $195
-------------------------------   ---------------------------   ---------------------------
Shareholders' Equity                                       0                          $654
-------------------------------   ---------------------------   ---------------------------
Total Assets                                            $594                          $861
-------------------------------   ---------------------------   ---------------------------




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-----------------------------------------------------------
AND RESULTS OF OPERATION
------------------------

The following discussion of the Company's financial condition and results of operations should be read together with the financial statements and related notes that are included later in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this registration statement.

Cash Balances
-------------

The Company maintains its major cash balances at two financial institutions One is located in Vancouver, British Columbia CANADA. The balances in that institution are insured up to $40,200 (Cdn$60,000) per account by the Canada Deposit Insurance Corporation. The second is located in Bolder, Colorado. (As of 11/30/99 the U.S. account had a balance of only $500.00)

Commitments and Contingencies
-----------------------------

The Company leases its office facility in Vancouver, British Columbia CANADA. The Company entered into a one year lease in April 1999. The lease payment is $4492 (Cdn$6,704 per month).

Liquidity and Capital Resources
-------------------------------

The period from incorporation on August 24, 1998 to August 31, 1999
-------------------------------------------------------------------

Cash used during the period from incorporation on August 24, 1998 to August 31, 1999 for operating activities totaled $59,500, including the $59,500 Net Loss. There were no primary adjusting items. Cash used in Fiscal 1999 Investing activities totaled $594,236. Cash provided by financing activities during this period totaled $653,736. The financing activities consisted of $59,500 in proceeds from the issuance of common stock and $594,236 in proceeds from shareholder loans.

The Three Months ended November 30, 1999
----------------------------------------

Cash used during the quarter ended November 30, 1999 for operating activities totaled $88,886 including the $121,842 net loss. The only two adjusting items were amortization of $2,617 and a write-off of in-process research and development of $33,846. Investing activities provided cash of $242,230. Cash provided by financing activities during the quarter ended November 30, 1999 totaled $121,061. The financing activities consisted of long term debt in the amount of $19,282, an advance to shareholder of %47,883 and private placement financings in the amounts of $149,662.

As of November 30, 1999, the Company had cash of $280,884 and accounts receivable of $1,197. Since operating expenses are currently averaging $30,000 per month, the Company will have to raise additional funds by the third quarter of the current fiscal year if its sales efforts meet with no success. Management is currently exploring options for raising additional capital.

Results of Operations
---------------------

The period from incorporation on August 24, 1998 to August 31, 1999
-------------------------------------------------------------------

The Company received no revenues during this period.

General and administrative expenses totaled $59,500. These were broken down as follows: Filing fees of $450; Management fees of $38,958; Office and miscellaneous related expenses of $9,374; Professional fees of $1,968; Rent of $8,000; and Transfer agent fees of $750.

For the Period August 24, 1998 (Date of Incorporation) to August 31, 1999 the Company reported a net loss of $59,500.

The Three Months Ended November 30, 1900
----------------------------------------

The Company received no revenues during this period other than interest income of $1,078.

Operating expenses totaled $121,842. Significant items in the category of operating expenses were $29,299 in wages and benefits; management fees of $13,159; marketing fees of $13,896; and financing fees of $13,198.

For the period August 24, 1998 (Date of Incorporation) to November 30, 1999, the Company reported a net loss of $181,342.

During the next twelve months, management plans on concentrating its efforts in the following three areas in order to become profitable:

         1. Marketng the "Clipstream" java based audio streaming solution. Development has been completed and the Company is now embarking on a marketing and sales program to fully exploit and maximize revenue from this product. Secure online sales are now available online at www.clipstream.com. A sales group will be assembled for direct sales efforts. This will include both inside and outside sales. License agreements and partnership opportunities will be sought with larger content providers, aggregators and resellers.

Additional product development will take place to extend the product to a rich media ad banner product targeted to the advertising community and interactive ad agencies.

         2. Product development is planned to complete the: Listen Look and Buy" streaming metadata component of the RadioDestiny Broadcast solution. Once complete, this product will then be launched and marketed in the second quarter.
         3. Continued marketing of the Destiny Media Player to build the registered users base is also planned. This will include various online promotions and marketing initiative, trade show participation and partnership opportunities.

As stated above, the Registrant will have to raise additional funds to complete the forementioned business plan. As yet, no investment banking agreements have been reached. There is no guarantee that the Registrant will be able to raise the capital necessary to complete the business plan for the period February 2001 to February 2001.

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company.

Income Taxes
------------

All tax returns due for the Company have been filed.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Y2K Compliance
--------------

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company including those related to customers, suppliers, or other third parties, have been fully resolved.




ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company leases approximately 2,400 square feet of space at 950 - 555 West Hastings Street, Vancouver, British Columbia CANADA V6B 4N4 for administrative and sales efforts. The Company pays Cdn$6704.00 per month, with a lease term of one year, for this facility. The Company considers the facility adequate for current purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------

         MANAGEMENT
         ----------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.


Table No. 2 lists as of April 3, 2000 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.



                                   Table No. 2

Title                              Amount and Nature Percent
  of                               of Beneficial     of
Class   Name of Beneficial Owner   Ownership         Class #
------  ------------------------   ----------------- -------
Common  Steve Vestergaard  (1)     5,441,664           25.3%

  TOTAL                            5,441,664           25.3%



# Based on 21,501,000 shares outstanding as of April 3, 2000 and options to purchase shares of common stock.


(1) Includes a vested option to purchase 41,664 shares of common stock.



Table No. 3 lists as of April 3, 2000 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                            Amount and Nature  Percent
  of                                                 of Beneficial       of
Class   Name of Beneficial Owner                         Ownership  Class #
------  -----------------------------------------------  ---------  -------
Common  Steve Vestergaard, Pres. & Director (1)          5,441,664    25.3%
Common  Mark Lotz, Chief Financial Officer (2)              21,500     0.1%
Common  Ed Kolic, Chief Operating Officer & Secretary (3)  341,664     1.6%
Common  Greg Foisy, Director (4)                            12,000     0.1%
Common  Howard Louie, Director (5)                         300,000     1.2%
                                                           -------    ----
                   Total                                 6,116,328    28.3%



# Based on 21,501,000 shares outstanding as of April 3, 2000.



(1)      Includes vested options to purchase 41,664 shares of common stock.
(2)      Includes vested options to purchase 12,000 shares of common stock.
(3)      Includes vested options to purchase 41,664 shares of common stock.
(4)      Includes vested options to purchase 12,000 shares of common stock.
(5)      Includes vested options to purchase 12,000 shares of common stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
-----------------------------------------------------
         CONTROL PERSONS
         ---------------


Table No. 4 lists as of April 3, 2000 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                   Table No. 4
                                    Directors

                                      Date
First
                                                          Elected
Name                                    Age          or Appointed
-----------------------                 ---          ------------
Steve Vestergaard (1)                    33             July 1999
Greg Foisy     (1)                       38             Oct. 1999
Howard Louie   (1)                       39             Oct. 1999
Ed Kolic                                 40             July 1999

(1)  Member of Audit Committee.


Table No. 5 lists, as of April 3, 2000, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of Canada.


                                   Table No. 5
                               Executive Officers

Name            Position            __     Date of Board Approval
-----------------------------------------------------------------

Steve Vestergaard, President                                         Oct. 1999
Mark Lotz          Chief Financial Officer                           Oct. 1999
Ed Kolic           Chief Operating Officer and Secretary             Oct. 1999

Business Experience
-------------------

Steve Vestergaard. Mr. Vestergaard is President and a Director of the Company. He has been employed by the Company since June 1999 when the Company began negotiations to purchase Destiny Software Productions Inc. His responsibilities include coordinating strategy, planning, and product development. Mr. Vestergaard devotes 100% of his time to the affairs of the Company. He has been involved in the software development industry since 1982 at which time he founded a private company called Tronic Software. Tronic Software was a developer of computer games which were sold by mail order. In 1990 he became employed by Distinctive Software Inc., a company which later changed its name to Electronic Arts Canada. At Electronic Arts Canada he was involved in developing game products. In 1991 he became the Chief Executive Officer of Destiny Software Productions, Inc. At Destiny Software Productions Inc. his responsibilities included not only general managerial functions, but also supervision of the development of computer games. Mr. Vestergaard hold an International Baccalaureate Degree and a Bachelor of Science Degree in Computer Science from the University of British Columbia.

Ed Kolic. Mr. Kolic is the Chief Operating Officer and Secretary. His responsibilities include overseeing the marketing efforts of the Company. He devotes 100% of his time to the affairs of the Company. From 1988 until 1995, he was employed as the President of Target Canada Production Ltd. His experience includes the production of documentary television, educational and information programming for the Canadian Educational Television Networks, large screen interactive presentation media for international conferences and a range of communication programs for corporate, government and institutional clients. From 1993 until 1997, he was a partner in a private company called Jacqueline Conoir Designs Ltd. which is a fashion design house. At Conoir Designs Ltd. he developed all of the marketing, communications and image strategies for the company. From 1997 until June of 1999, he was the president of WonderFall Productions Inc., a computer game development company, which he sold to the Company in June of 1999.

Mark Lotz. Mr. Lotz is the Chief Financial Officer of the Company. He devotes 100% of his time to the affairs of the Company. Prior to joining the Company in August 1999, Mr. Lotz was an Examiner with the Vancouver Stock Exchange where he was responsible for the regulation of Canadian stockbrokerage firms. Prior to joining the Vancouver Stock Exchange in 1995, Mr. Lotz was employed by Coopers & Lybrand as an auditor. Mr. Lotz holds the designation of Chartered Accountant. He graduated from Simon Fraser University in Vancouver, British Columbia where he received a Bachelors Degree in Business Administration.

Howard Louie. Mr. Louie is a member of the Company's Board of Directors. His private and public company activity during the past five years includes serving as the President and a Director of Unimet Capital Corp from 1992 until 1997. Unimet Capital Corp. is a private investment group which provides advisory services in corporate finance for both public and private corporations. From 1994 until 1997 he served as the President and a Director of GR Unimet Financial Corp. which is a joint venture between Unimet Capital Corp. and Grand Resources Group Joint, a financial institution based in Hong Kong. During 1998 and 1999, Mr. Louie was a Managing Director of D&G Investment Corp., a private Canadian company incorporated in the province of British Columbia involved in investing in private companies located in British Columbia. As a member of the Company's Board of Directors, Mr. - Louie devotes ten percent of his time to the affairs of the Company.

Greg Foisy. Mr. Foisy is a member of the Company's Board of Directors. From 1986 until 1991 Mr. Foisy worked in sales with Apollo Computer, which subsequently became the workstation division of Hewlett-Packard. In 1991 he became employed by a company called Interactive Development Environments, a software company specializing in development tools. He opened up the first offices in Canada for Interactive Development Environments and was successful in making the Canadian organization one of the top producing regions within that company. He left Interactive Development Environments in 1995 and founded a private company called Red Brick Systems. Red Brick Systems is a provider of database technology for the Data Warehousing and Decision Support market space and was involved in providing loyalty management and click-stream analysis for companies involved in e-commerce or internet access. In 1998, Red Brick Systems was purchased by a company called Informix. Mr. Foisy is now employed as the Director of Sales for Data Warehousing for Informix. As a member of the Board of Directors, Mr. Foisy devotes 5% of his time to the affairs of the Company.


There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.

The CEO/President's and COO's compensation are outlined in the following table which also includes the material terms of the two employment agreements:

------------------------------------- ----------------------------------- -----------------------------------
                                      Steve Vestergaard (CEO)             Ed Kolic (COO)
------------------------------------- ----------------------------------- -----------------------------------
Responsibilities                      All operations of the business      Responsible for all
                                      including financial,                administration, operational,
                                      administration, operational, and    marketing, and product development
                                      software development activities
                                      of the Company, its subsidiaries
                                      and associated companies.
------------------------------------- ----------------------------------- -----------------------------------
Reports to                            Board of Directors                  CEO and the Board of Directors
------------------------------------- ----------------------------------- -----------------------------------


                                       26

Commencement date                     Aug 01,1999                         Aug 01,1999
------------------------------------- ----------------------------------- -----------------------------------
Term                                  24 months                           24 months
------------------------------------- ----------------------------------- -----------------------------------
Severance - For no cause              6 months                            6 months
------------------------------------- ----------------------------------- -----------------------------------
Severance - On                        1  years  salary  + 2 years 1 years
change of Control                     salary + 2 years  performance bonus
                                      +  waiver  of  performance  bonus +
                                      waiver of vesting on stock  options
                                      vesting on stock options
------------------------------------- ----------------------------------- -----------------------------------
Salary                                $78,000  CDN                        $78,000  CDN
------------------------------------- ----------------------------------- -----------------------------------
Salary on completion of second        $120,000, escalating to $150,000    $100,000, escalating to $120,000
round of financing ($2.5 million      on October 01, 2000                 on October 01, 2000
USD)
------------------------------------- ----------------------------------- -----------------------------------


During Fiscal 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

Except as indicated above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2000 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has two written employment agreements.

Other than that disclosed above, no compensation was paid during Fiscal 1999 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

On October 20, 1999 the Company completed the purchase of Destiny Software Productions Inc., a private corporation wholly owned by Steve Vestergaard, the current president of the Company. The purchase price was 1,800,000 shares of restricted common stock.

In June 1999 Destiny Software purchased WonderFall Productions Inc. from Mr. Ed Kolic, the Secretary and Chief Operating Officer of the Registrant.

On September , 1999, Jade Co., a company a private company owned by a shareholder of the Registrant, loaned the Registrant $250,000 to assist in covering operating expenses.

Other than described above, there have been no transactions since August 24, 1998 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------


The authorized capital of the Registrant is 100,000,000 shares of common stock with a par value of $0.001 per share. 17,850,000 shares of common stock were issued and outstanding at August 31, 1999, the end of the most recent fiscal year. There were 21,501,000 shares of common stock outstanding as of December 30, 1999.


All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

When, with respect to any action to be taken by the Shareholders of the Company, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, or of any class or series, any and every such action shall be taken, notwithstanding such requirements of the Colorado Corporation Code, by the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
----------------------------------------------------------
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
         -------------------------------------------

The Company's common stock trades in the "Pink Sheets" in the United States, having the trading symbol "DSNY" and CUSIP# 25063G 105. Trading volume and high/low/closing prices, on a monthly basis, since the stock began trading on the Pink Sheets on June 17, 1999.

                                   Table No. 7
                           DSNY Stock Trading Activity


             ------------- -------- -------- -------- ------------
                 Month       High     Low      Close     Volume
             ------------- -------- -------- -------- ------------
             June           $0.500   $0.017   $0.500    2,760,600
             ------------- -------- -------- -------- ------------
             July           $0.950   $0.497   $0.933    1,762,200
             ------------- -------- -------- -------- ------------
             August         $1.083   $0.833   $1.067      555,600
             ------------- -------- -------- -------- ------------
             September      $1.033   $0.833   $1.017      457,200
             ------------- -------- -------- -------- ------------
             October        $1.043   $0.677   $0.993      880,500
             ------------- -------- -------- -------- ------------
             November       $1.022   $0.583   $0.950      591,600
             ------------- -------- -------- -------- ------------
             December       $0.916   $0.666   $0.883    1,254,900
             ------------- -------- -------- -------- ------------
             January        $1.620   $0.833   $1.500    1,972,608
             ------------- -------- -------- -------- ------------
             February       $4.000   $1.406   $3.500    1,885,000
             ------------- -------- -------- -------- ------------
             March          $3.950   $2.000   $2.750    2,271,600
             ------------- -------- -------- -------- ------------


The Company's common stock is issued in registered form. American Securities Transfer and Trust (located in Denver, Colorado) is the registrar and transfer agent for the common stock.

On February 15, 2000 the shareholders' list for the Company's common shares showed fifteen (15) registered shareholders and 21,501,000 of common stock outstanding.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

By March 1999, the Company sold 17,850,000 common shares for an aggregate purchase price of $59,500.


The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.


On October 20, 1999, the Company issued 1,800,000 shares of its restricted common stock to complete its purchase of Destiny Software Productions Inc.


The shares of common stock issued to Destiny Software Productions Inc., were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.


On November 9, 1999, the Company completed a private placement financing which was begun in June 1999. As a result of this financing the Company issued 1,851,000 restricted common shares. These shares were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

The Company recently completed a private placement whereby it is sold 1,000,000 units. Each unit consisted of one common share and one warrant exercisable for a period of six months from the closing of the private placement. Each unit sold for $1.00 and the warrants gave the holder the right to purchase one additional share of common stock for $3.00. This offering was made under Regulation S to offshore investors. The stock is restricted for a period of one year and is then subject To Rule 144.




ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article Seven (b).

The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of KPMG LLP, independent Chartered Accountants, for the audited financial statements for Fiscal 1999, ended August 31, 1999 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1999
-----------------------------------------------

Auditors' Report, dated October 22, 1999

Balance Sheet at 8/31/99

Statement of Operations and Deficit from incorporation on 8/24/98 to 8/31/99

Statement of Stockholders' Equity from incorporation on 8/24/98 to 8/31/99

Statement of Cash Flows from incorporation on 8/24/98 to 8/31/99

Notes to Financial Statements


(A-2) Destiny Media Technologies Inc. Proforma Consolidated
-----------------------------------------------------------
Financial Statements (Unaudited): August 31, 1999
-------------------------------------------------

Pro Forma Consolidated Balance Sheet at 8/31/99

Pro Forma Consolidated Statement of Loss for the Period ended August 31, 1999

Notes to Pro Forma Consolidated Financial Statements

(A-3) Unaudited Interim Financial Statements for the Quarter Ended 11/30/99
---------------------------------------------------------------------------

Interim Consolidated Balance Sheet at 11/30/99

Interim Consolidated Statements of Operations for the Three Months Ended 11/30/99, 11/30/98 and the period from August 24, 1998 (inception) to 11/30/99

Interim Consolidated Statement of Stockholders' Equity

Interim Consolidated Statement of Cash Flows for the Three Months Ended 11/30/99, 11/30/98 and the period from 8/24/98 to 11/30/99

Notes to Interim consolidated Financial Statements

                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------



Exhibit   Description
-------   -----------

 3(I)     Registrant's Amended Articles of Incorporation

 3(II)    Registrant's Bylaws

 4        Share Purchase Agreement

10.1      Employment Agreement*

10.2      Employment Agreement*

27        Financial Data Schedule


* Management contract or compensatory plan.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DESTINY MEDIA TECHNOLOGIES INC.
                                             (Registrant)

                                             By: /s/ Steve Vestergard
                                                 -------------------------------
                                             Name:  Steve Vestergard
                                             Title: President

Date:  April 20, 2000

(A-1) Audited Financial Statements: Fiscal 1999
-----------------------------------------------
                    DESTINY MEDIA TECHNOLOGIES INC.
                    (A Development Stage Company)

                    Financial Statements
                    (Expressed in United States dollars)

                    August 31, 1999











                    INDEX

                                                                     Page



                    Independent Auditors' Report                       1

                    Financial Statements

                    Balance Sheet                                      2

                    Statement of Operations and Deficit                3

                    Statement of Stockholders' Equity                  4

                    Statement of Cash Flows                            5

                    Notes to Financial Statements                      6

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Destiny Media Technologies Inc.

We have audited the balance sheet of Destiny Media Technologies Inc. (A Development Stage Company) as at August 31, 1999 and the statements of operations and deficit, stockholders' equity, and cash flows for the period from inception on August 24, 1998 to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and the results of its operations and its cash flows from inception on August 24, 1998 to August 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has had no operating activities and has no established source of revenue that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.




"KPMG LLP"

KPMG LLP



Chartered Accountants

Richmond, Canada
October 22, 1999, except as in note 9(c) which is as of November 9, 1999

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Balance Sheet

As at August 31, 1999
(Expressed in United States dollars)

--------------------------------------------------------------------------------


Assets

Long-term loan receivable from related party (note 4)               $   594,236
                                                                    ============


Liabilities and Stockholders' Equity

Current liabilities
     Shareholder loans payable (note 5)                             $   594,236

Stockholders' equity
     Common stock (note 3(b))
       Authorized
          100,000,000 shares with a par value of $0.001 per share
       Issued
          17,850,000 shares                                              17,850
     Additional paid-in capital                                          41,650
     Deficit accumulated during the development stage                   (59,500)
                                                                    ------------

                                                                         -

Uncertainties (notes 2 and 8)
Subsequent events (note 9)
                                                                    ------------

                                                                    $   594,236
                                                                    ============

See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Statement of Operations and Deficit

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


Expenses
     Filing fees                                                $           450
     Management fees (note 7)                                            38,958
     Office and miscellaneous                                             9,374
     Professional fees                                                    1,968
     Rent                                                                 8,000
     Transfer agent                                                         750
                                                                ---------------

                                                                         59,500
                                                                ---------------

Net loss, being deficit, end of period                          $       (59,500)
                                                                ===============

Net loss per common share
     Basic and diluted (notes 3(b) and 3(e))                    $         (0.01)

Weighted average common shares outstanding
     Basic and diluted (notes 3(b) and 3(e))                         11,751,369
                                                                ===============


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Statement of Stockholders' Equity

For the  period  from  incorporation  on  August  24,  1998 to August  31,  1999
(Expressed in United States dollars)

--------------------------------------------------------------------------------
                                                    Additional
                                  Common Stock       Paid-in
                                Number     Amount    Capital      Deficit    Total
---------------------------   ---------- --------- ----------- ----------- ----------
Issued for cash (note 3(b))   17,850,000  $ 17,850  $  53,550   $    -      $ 59,500

Net loss                            -         -          -        (59,500)   (59,500)
---------------------------   ---------- --------- ----------- ----------- ----------

Balance,
   August 31, 1999            17,850,000  $ 17,850  $  53,550   $ (59,500)  $   -
---------------------------   ---------- --------- ----------- ----------- ----------


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Statement of Cash Flows

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------

Cash flows from operating activities
     Net loss                                                                      $    (59,500)

Cash flows from investing activities
     Investment in mineral properties                                                   (17,500)
     Investment in marketable securities                                                (22,700)
     Proceeds on disposal of mineral properties and marketable securities to
       related party                                                                     40,200
     Long-term loan receivable from related party                                      (594,236)
                                                                                   -------------

                                                                                       (594,236)

Cash flows from financing activities
     Proceeds from issue of common stock                                                 59,500
     Proceeds from shareholder loans payable                                            594,236
                                                                                   -------------

                                                                                        653,736
                                                                                   -------------

Cash, end of period                                                                $     -
                                                                                   =============


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


1.   Organization

     The Company was incorporated in August 24, 1998 as Euro Industries Ltd. under the laws of the State of Colorado. On October 19, 1999, the Company's name was changed to Destiny Media Technologies Inc.


2.   Future operations

     From inception of the business, the Company has incurred cumulative losses of $59,500 and used cash for operating activities of $59,500.

     These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. During the period from incorporation on August 24, 1998 to August 31, 1999, the Company earned no revenue and incurred no expenses. Operations to date have been primarily financed by long-term debt and equity transactions. The Company's future operations are dependent upon continued support by creditors and shareholders, the achievement of profitable operations and the successful completion of management's plan to obtain additional equity financing which are consistent with management's plans. There can be no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


3.   Significant accounting policies

     (a) Basis of presentation

         These financial statements are prepared in accordance with generally accepted accounting principles in the United States and present the financial position, results of operations and cash flows of the Company as at and for the period from incorporation on August 24, 1998 to August 31, 1999. For United States accounting and reporting purposes the Company is considered to be in the development stage as it is devoting all of its efforts to developing its business operations.

     (b) Stock split

         These financial statements and related notes have been adjusted to give retroactive effect to a three-for-one common share stock split which occurred December 31, 1999.

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


3.   Significant accounting policies, continued

     (c) Use of estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual amounts may differ from these estimates.

     (d) Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that the realizability of deferred tax assets is not considered by management to be more likely than not, a valuation allowance is provided.

     (e) Net loss per common share

         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed including in the weighted average number of common shares outstanding, potentially dilutive common shares outstanding during the period. As the Company had a net loss in the period presented, basic and diluted net loss per share is the same.


4.   Long-term loan receivable from related party

     The long-term loan receivable from a company wholly-owned by a 20% shareholder of the Company, is unsecured, non-interest bearing and has no specific terms of repayment.

     The Company has advised the creditor, in writing, that they will not demand payment in the next twelve months, accordingly, the amount has been classified as long-term. The creditor is a company acquired subsequent to the year-end (see note 9(b)).

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


5.   Shareholder loans payable

                                                                                    1999
                                                                                -----------
     Loan payable, due to a shareholder, unsecured,
       non-interest bearing, due on demand, and convertible
       at the Company's option into 300,000 common shares                       $    99,013

     Loan payable, due to a shareholder, unsecured, non-interest bearing, due on demand, and convertible at the Company's option into
       1,190,724 common shares                                                      495,223
                                                                                -----------

                                                                                $   594,236
                                                                                ===========

6.   Income taxes

     To August 31, 1999, the Company has incurred losses for income tax purposes of approximately $59,500, which are available to reduce income for tax purposes through the year 2006.

     The unrecorded benefit of these loss carry forwards is approximately $17,850. The effect of this benefit has been fully offset by a valuation allowance due to the uncertainty of the realization of the benefits.


7.   Related party transactions

     (a) During the period, there was a management contract in place that allowed the former president, director and shareholder of the Company to bill the Company $2,500 per month for administrative duties. Included in management fees is $15,000 related to these fees.

     (b) The Company paid $14,500 for an option on certain mineral properties on which the Company proposed to perform various work programs. This option was transferred to the former president, director and shareholder to settle outstanding management fees. No gain or loss was recognized on the transfer.

     (c) During the year, cash, investments and all liabilities of the Company existing at March 31, 1999 were used to settle outstanding management and other fees, including those described in note 7(a), provided by the former president, director and shareholder. The value of these services was assessed as $38,958. No gain or loss was recognized on the settlement.

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


8.   Uncertainty due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


9.   Subsequent events

     (a) A special meeting of shareholders was held in October, 1999 to elect a new Board of Directors, change the name of the Company from Euro Industries Ltd. to Destiny Media Technologies Inc. and approve a company stock option plan. The terms of a stock option plan were approved providing for the granting of 2,475,000 stock options of which 1,890,000 have been granted to officers, directors and employees at prices ranging from $0.83 to $1.00 per share expiring in five years.

     (b) On October 20, 1999, 1,800,000 common shares were issued for the purchase of Destiny Software Productions Ltd. ("Destiny Software"). Destiny Software is a high-tech development company that develops video and audio compression software and to a lesser extent design and development of computer games. The transaction will be recorded under the purchase method of accounting. The Company's interest in the net assets acquired, at assigned values are estimated to be as follows:

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


9.   Subsequent events, continued

     (b) continued
                                                                Canadian            U.S.
                                                              -------------    -------------
         Cash                                                 $    370,387     $    250,719
         Other current assets                                       12,885            8,722
         Capital assets                                            135,878           91,977
         Intellectual property                                     250,000          169,227
         Products under development                                206,804          139,988
         Goodwill                                                  170,606          115,485
         Acquired in process research and development               50,000           33,846
         Current liabilities                                       (21,922)         (14,839)
         Long-term liabilities                                  (1,173,752)        (794,525)
                                                              -------------    -------------

                                                              $        886     $        600
                                                              -------------    -------------

         Consideration
             1,800,000 common shares                                           $        600
                                                                               -------------


         These above indicated values for net assets are considered preliminary estimates only and are subject to change.

         Acquired in process research and development is valued based on accumulated expenditures incurred to date on specifically identified products that are in the early stages of development. Goodwill has been valued as equal to the excess of the fair value of the consideration given over the fair value of the net identifiable assets and liabilities acquired.

         The fair market value of the consideration paid for the acquisition was based on the trading price of the Company's shares at the time the transaction was initially discussed. At that time, there had been only one significant block of shares traded. The per share value of this trade was considered representative of fair market value.

         A 20% shareholder of the Company owns 100% of the outstanding shares of Destiny Software.

DESTINY MEDIA TECHNOLOGIES INC.
(A Development Stage Company)
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------


9.   Subsequent events, continued

     (b) continued

         The pro forma consolidated statement of operations for the year ended August 31, 1999 is as follows:

                                                            (Unaudited)

              Revenues                                  $        10,405
              Operating expenses                                351,018
                                                        -----------------

              Loss for the year                         $      (340,613)
                                                        ================


     (c) On November 9, 1999, the Company completed a private placement financing. The Company issued 1,851,000 common shares for gross proceeds of U.S. $768,925. 1,490,724 of the shares issued were to settle the shareholder loans payable (note 5) and the residual cash of U.S. $174,689 is to be used to continue development work on its products.

(A-2) Destiny Media Technologies Inc. Proforma Consolidated
-----------------------------------------------------------
Financial Statements (Unaudited): August 31, 1999
-------------------------------------------------
                    DESTINY MEDIA TECHNOLOGIES INC.

                    Pro Forma Consolidated Financial Statements
                    (Unaudited)
                    (Expressed in United States dollars)

                    August 31, 1999











                    INDEX

                                                                         Page



                    Financial Statements

                    Pro Forma Consolidated Balance Sheet                   1

                    Pro Forma Consolidated Statement of Loss               2

                    Notes to Pro Forma Consolidated Financial Statements   3

DESTINY MEDIA TECHNOLOGIES INC.
Pro Forma Consolidated Balance Sheet
(Unaudited)

As at August 31, 1999
(Expressed in United States dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                   Pro forma
                                                              Proforma           adjustments
                                                           adjustments                   and
                              Destiny        Destiny               for           eliminating
                                Media       Software       acquisition               entries         Pro forma
------------------------- ------------- --------------- --------------------- ------------------- -----------------
                                            (note 1)          (note 2)              (note 2)
Assets

Current assets
     Cash                 $    -        $    332,276    $       -             $       -           $    332,276
     Accounts receivable       -              14,304            -                     -                 14,304
     Prepaids                  -              13,083            -                     -                 13,083
------------------------- ------------- --------------- --------------------- ------------------- -----------------

                               -             359,663            -                     -                359,663

Capital assets                 -              76,443            -                     -                 76,443
Loan receivable               594,236         -                 -                   (594,236) (f)       -
Intellectual property          -              -                156,892  (b)           -                156,892
Products under development     -             104,155             5,664  (c)           -                109,819
Goodwill                       -              16,054             8,508  (a)           -                 24,562
Acquired in-process research
   and development             -              -                 33,846  (d)          (33,846) (g)       -
------------------------- ------------- --------------- --------------------- ------------------- -----------------

                          $   594,236   $    556,315    $      204,910        $     (628,082)     $    727,379
------------------------- ------------- --------------- --------------------- ------------------- -----------------

Liabilities and Stockholders' Equity (Deficiency)

Current liabilities
     Accounts payable and
      accrued liabilities $      -      $     12,226    $       -             $       -           $     12,226
     Loans payable            594,236         -                 -                     -                594,236
     Current portion of
       long-term debt          -               7,715            -                     -                  7,715
------------------------- ------------- --------------- --------------------- ------------------- -----------------

                              594,236         19,941            -                     -                614,177

Loan payable                   -             594,236            -                   (594,236) (f)       -
Long-term debt                 -             146,448            -                     -                146,448
-------------------------------------------------------------------------------------------------------------------

                              594,236        760,625            -                   (594,236)          760,625

Stockholders' equity
   (deficiency)
     Common stock              17,850             84               516  (e)            1,200    (h)     19,650
     Additional paid-in
       capital                 41,650         -                 -                     (1,200)   (h)     40,440
     Deficit                  (59,500)      (195,003)          195,003  (e)          (33,846) (g)      (93,346)
     Cumulative
       translation
       adjustment              -              (9,391)            9,391  (e)           -                 -
------------------------- ------------- --------------- --------------------- ------------------- -----------------

                               -            (204,310)          204,910               (33,846)          (33,246)
------------------------- ------------- --------------- --------------------- ------------------- -----------------

                          $   594,236   $    556,315    $      204,910        $     (628,082)     $    727,379
------------------------- ============= =============== ===================== =================== =================


See accompanying notes to pro forma consolidated financial statements.

DESTINY MEDIA TECHNOLOGIES INC.
Pro Forma Consolidated Statement of Loss
(Unaudited)

Year ended August 31, 1999
(Expressed in United States dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                              Pro forma
                                                                Proforma    adjustments
                                                             adjustments            and
                              Destiny          Destiny               for    eliminating
                                Media         Software       acquisition        entries              Pro forma
------------------------- ------------- ---------------    ---------------- ---------------------- ----------------
Revenue
     Sales                $    -        $        8,706     $      -         $    -                 $     8,706
     Rental income             -                   796            -              -                         796
     Interest income           -                   903            -              -                         903
------------------------- ------------- ---------------    ---------------- ---------------------- ----------------

                               -                10,405            -              -                      10,405

Expenses
     Advertising and promotion -                10,067            -              -                      10,067
     Amortization              -                27,492            -              57,965 (ii)            85,447
     Bank charges and interest -                   442            -              -                         442
     Consulting                -                 1,659            -              -                       1,659
     Financing                  1,200            9,420            -              -                      10,620
     Management salaries       38,958           48,613            -              -                      87,571
     Office and
       miscellaneous            9,374            7,082            -              -                      16,456
     Professional fees          1,968            6,808            -              -                       8,776
     Rent                       8,000           15,366            -              -                      23,366
     Repairs and
       maintenance             -                   688            -              -                         688
     Research and
       development             -                22,293            -              -                      22,293
     Setup costs               -                 7,024            -              -                       7,024
     Subcontracts              -                 5,831            -              -                       5,831
     Telephone and
       telecommunications      -                 8,635            -              -                       8,635
     Wages and benefits        -                28,287            -              -                      28,287
     Write-off of in-process
       research and
       development             -                -                 -              33,846 (ii)            33,846
------------------------- ------------- ---------------    ---------------- ---------------------- ----------------

                               59,500          199,707            -              91,811                351,018
------------------------- ------------- ---------------    ---------------- ---------------------- ----------------

Net loss                  $   (59,500)  $     (189,302)    $      -         $   (91,811)           $  (340,613)
------------------------- ============= ===============    ================ ====================== ================


See accompanying notes to pro forma consolidated financial statements.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

Year ended August 31, 1999
(Expressed in United States dollars)

--------------------------------------------------------------------------------


1.   Proposed arrangement and basis of presentation

     The pro forma consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and give effect to the proposed acquisition of Destiny Software Productions Inc. ("Destiny Software") by Destiny Media Technologies Inc. ("Destiny Media") assuming the transaction had been completed as at and for the year ended August 31, 1999. The acquisition was subsequently completed by the issuance of 1,800,000 common shares of Destiny Media in exchange for all of the outstanding shares of Destiny Software.

     The pro forma consolidated financial statements should be read in conjunction with the August 31, 1999 audited financial statements and other information referred to in the registration statement. It has been compiled from the audited financial statements of Destiny Media as at and for the period ended from the date of incorporation on August 24, 1998 to August 31, 1999 and Destiny Software as at and for the year ended August 31, 1999. The audited financial statements for Destiny Media have been prepared in accordance with generally accepted accounting principles in the United States. The audit financial statements for Destiny Software have originally been prepared in accordance with generally accepted accounting principles in Canada. The financial information extracted from the Destiny Software financial statements have separately been reconciled to generally accepted accounting principles in the United States and all amounts are presented in their pro forma consolidated financial statements in accordance with such United States accounting principles.

     The Destiny Software financial statement balances have been translated into United States dollars using the current rate method. The assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments.

     The proposed transaction has been recorded under the purchase method of accounting by Destiny Media as they are considered the acquirer for accounting purposes.


2.   Pro forma adjustments

     (i) Pro forma consolidated balance sheet

         The pro forma consolidated balance sheet has been compiled assuming the transactions relating to the proposed purchase occurred on August 31, 1999. It does not give effect to any amortization of goodwill and intellectual property. The proforma consolidated balance sheet has been adjusted to give effect to the following:

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Pro Forma Consolidated Financial Statements, Continued
(Unaudited)

Year ended August 31, 1999
(Expressed in United States dollars)

--------------------------------------------------------------------------------


2.   Pro forma adjustments, continued

     (i) Pro forma consolidated balance sheet, continued

         (a) To reflect the excess of acquisition cost over the estimated fair value of net assets acquired (goodwill). The purchase price, purchase-price allocation, and financing of the transaction are summarized as follows:

              Purchase price paid as
                  Common stock                                                         $         600
                                                                                       --------------

                  Total purchase consideration                                         $         600
                                                                                       --------------

              Allocated to
                  Historical book value of Destiny Software's assets and liabilities   $    (204,310)

                  Adjustments to step-up assets and liabilities to fair value
                      Intellectual property                                                  156,892
                      Products under development                                               5,664
                      Acquired in process research and development                            33,846
                                                                                       --------------

                                                                                             196,402
                                                                                       --------------

                  Total allocation                                                     $      (7,908)
                                                                                       --------------

                  Excess purchase price over allocation to identifiable assets
                    and liabilities (goodwill)                                         $       8,508
                                                                                       ==============


         (b) To reflect the estimated fair value of intellectual property arising from the purchase.

         (c) To reflect the estimated fair value of products under development arising from the purchase.

         (d) To reflect the estimated fair value of acquired in-process research and development.

         (e) To reflect the elimination of the stockholders' equity accounts of Destiny Software and to reflect the issuance of Destiny Media common stock as consideration for the purchase.

         (f)  The  elimination of  intercompany  balances.

         (g) The write-off of acquired in-process research and development in accordance with United States GAAP.

         (h) To retroactively adjust the value assigned to the 600,000 common shares issued on acquisition for a three-for-one common share stock split which occurred December 31,1999.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Pro Forma Consolidated Financial Statements, Continued
(Unaudited)

Year ended August 31, 1999
(Expressed in United States dollars)

--------------------------------------------------------------------------------


2.   Pro forma adjustments, continued

     (ii)Pro forma consolidated statement of loss

         The pro forma consolidated statement of loss gives effect to the transactions described above as if they had occurred on September 1, 1998. Amortization of goodwill and intellectual property has been calculated on a straight-line basis over three years. Amortization of products under development bas been calculated on a straight-line basis over two years. This results in increased amortization of goodwill, intellectual property and products under development of $2,836, $52,297 and $2,832 respectively.

         Acquired in process research and development is expensed as incurred.

(A-3) Unaudited Interim Financial Statements for the Quarter Ended 11/30/99
---------------------------------------------------------------------------
                  Interim Consolidated Financial Statements of

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

                           (Expressed in U.S. Dollars)

                                November 30, 1999

                                                                                                             1
                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

                       Interim Consolidated Balance Sheet
                           (Expressed in U.S. Dollars)

                                                                 November 30,          August 31,
                                                                     1999                 1999
                                                               ---------------     ----------------
                                                                  (unaudited)
                                        Assets

Current asset:
     Cash                                                      $       280,884      $            -
     Accounts receivable                                                 1,197                   -
     Prepaids                                                            8,182                   -
     Shareholder loans                                                  47,883                   -
                                                               ---------------      ---------------

     Total current assets                                              338,146                   -

Property and equipment, net                                             94,802                   -

Loans receivable                                                            -               594,236
Intellectual property                                                  169,250                   -
Products under development                                             141,066                   -
Goodwill                                                               117,431                   -
                                                               ---------------      ---------------

                                                               $       860,695      $       594,236
                                                               ===============      ===============


                         Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                  $        11,989      $            -
     Loans payable                                                          -               594,236
                                                               ---------------      ---------------

                                                                        11,989              594,236

Long-term debt                                                         194,544                   -

Stockholders' equity:
     Common stock, authorized 100,000,000 shares, with a
       par value of $0.001 per share; with 21,501,000 shares
       issued and outstanding at November 30, 1999                      21,501               17,850
     Additional paid-in capital                                        807,524               41,650
     Deficit accumulated during the development stage                 (181,342)             (59,500)
     Cumulative translation adjustment                                   6,479                   -
                                                               ---------------      ---------------

     Total stockholders' equity                                        654,162                   -
                                                               ---------------      ---------------

                                                               $       860,695      $       594,236
                                                               ===============      ===============


See accompanying notes to interim consolidated financial statements.

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

                  Interim Consolidated Statements of Operations
                           (Expressed in U.S. Dollars)

                                                                                                  Period from
                                                        Three                   Three             August 24,
                                                    months ended            months ended       1998 (inception)
                                                    November 30,            November 30,        to November 30,
                                                        1999                    1998                 1999
                                                  ---------------         ---------------     -----------
                                                     (unaudited)             (unaudited)           (unaudited)
Interest income                                   $         1,078         $            -       $         1,078

Operating expenses
Advertising and promotion                                     504                      -                   504
Amortization                                                2,617                      -                 2,617
Bank charges and interest                                     938                      -                   938
Consulting                                                    681                      -                   681
Filings and listings                                           -                      450                  450
Financing                                                  13,198                      -                13,198
Management fees                                            13,159                   7,792               52,117
Marketing                                                  13,896                      -                13,896
Meals and entertainment                                       275                      -                   275
Office and miscellaneous                                    1,096                   1,875               10,470
Professional fees                                           3,613                     394                5,581
Rent                                                        4,559                   1,000               12,559
Repairs and maintenance                                       204                      -                   204
Shareholder relations & transfer agent                        194                     300                  944
Trademark                                                   1,456                      -                 1,456
Telephone and telecommunications                            3,252                      -                 3,252
Travel                                                        133                      -                   133
Wages and benefits                                         29,299                      -                29,299
Write-off of in-process research and
   development                                             33,846                      -                33,846
                                                  ---------------         ---------------      ---------------

Loss for the period                               $      (121,842)        $       (11,811)     $      (181,342)
                                                  ================        ================     ================

Net loss per common share, basic and
   diluted                                        $        (0.007)        $            -       $        (0.10)
                                                  ================        ================      ===============


Weighted average common shares
   outstanding, basic and diluted                      18,261,333              17,850,000           18,092,825
                                                  ===============         ================      ===============


See accompanying notes to interim consolidated financial statements.


                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

             Interim Consolidated Statement of Stockholders' Equity
                           (Expressed in U.S. Dollars)

                      Three months ended November 30, 1999
           Period from August 24, 1998 (inception) to August 31, 1999

                                                                            Deficit
                                                                         Accumulated
                                       Common Stock           Other         During      Cumulative         Total
                                  ---------------------      Paid-In     Development   Translation     Stockholders'
                                    Shares      Amount       Capital        Stage       Adjustment        Equity
                                  ----------    -------     ---------    ------------   ----------     -------------
Balance, August 24, 1998                  -     $    -      $      -     $        -     $       -      $         -

     Common stock issued for
       cash                       17,850,000     17,850        41,650             -             -            59,500

     Net loss                             -          -             -         (59,500)           -           (59,500)
                                   ---------    -------     ---------    ------------   ----------     -------------

Balance, August 31, 1999           17,850,000    17,850        41,650        (59,500)           -                -

     Common stock issued for
       cash                          360,276        360       149,302             -             -           149,662
     Common stock issued on
       acquisition                 1,800,000      1,800        (1,200)            -             -               600
     Common stock issued for
       retirement of debt          1,490,724      1,491       617,772             -             -           619,263

     Cumulative translation
       adjustment                         -          -             -              -          6,479            6,479

     Net loss                             -          -             -        (121,842)           -          (121,842)
                                   ---------    -------     ---------    ------------   ----------     -------------

Unaudited balance,
   November 30, 1999               21,501,000   $21,501     $ 807,524    $  (181,342)   $    6,479     $    654,162
                                   ==========   =======     =========    ============   ==========     ============



See accompanying notes to interim consolidated financial statements.

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

                  Interim Consolidated Statement of Cash Flows
                           (Expressed in U.S. dollars)

                                                                                                  Period from
                                                        Three                   Three             August 24,
                                                    months ended            months ended       1998 (inception)
                                                    November 30,            November 30,        to November 30,
                                                        1999                    1998                 1999
                                                  ---------------         ---------------     -----------
                                                     (unaudited)             (unaudited)           (unaudited)
CASH PROVIDED BY (USED IN)

Operations
     Loss for the period                             $   (121,842)        $       (11,811)     $      (181,342)
     Items not involving cash:
         Depreciation                                       2,617                      -                 2,617
         Write-off of in-process research
           and development                                 33,846                      -                33,846
     Changes in non-cash working capital
         Accounts receivable                                7,525                      -                 7,525
         Prepaid expenses                                  (8,182)                     -                (8,182)
         Accounts payable                                  (2,850)                     -                (2,850)
                                                     -------------        ---------------      ----------------

     Net cash used in operating activities                (88,886)                (11,811)            (148,386)
                                                     -------------        ----------------     ----------------

Investing
     Cash acquired on acquisition                         250,719                                      250,719
     Purchase of property and equipment                    (8,489)                     -                (8,489)
                                                     -------------        ---------------      ----------------

     Net cash provided by investing activities            242,230                      -               242,230
                                                     ------------         ---------------      ---------------

Financing
     Long-term debt                                        19,282                      -                19,282
     Amounts advanced to shareholder                      (47,883)                     -               (47,883)
     Net proceeds from issuances of
       common stock and subscriptions                     149,662                      -               209,162
                                                     ------------         ---------------      ---------------

     Net cash provided by financing activities            121,061                      -               180,561
                                                     ------------         ---------------      ---------------

Increase (decrease) in cash and
   cash equivalents during the period                     274,405                 (11,811)             274,405

Effect of foreign exchange rate changes
   on cash                                                  6,479                      -                 6,479

Cash and cash equivalents at beginning
   of period                                                   -                   59,500               59,500
                                                     ------------         ---------------      ---------------

Cash and cash equivalents at end of period           $    280,884         $        47,689      $       280,884
                                                     ============         ===============      ===============

Supplementary disclosure:
     Non-cash transactions:
Stock issued to acquire Destiny
   Software Productions Inc.                         $        600         $          -         $          -
Stock issued for retirement of debt                       619,263                    -                    -


See accompanying notes to interim consolidated financial statements.

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                                   (Unaudited)
          Period from August 24, 1998 (inception) to November 30, 1999

--------------------------------------------------------------------------------


1.   Organization

     Destiny Media Technologies Inc. (the "Company") was incorporated in August 24, 1998 as Euro Industries Ltd. under the laws of the State of Colorado. On October 19, 1999, the Company's name was changed to Destiny Media Technologies Inc.

     During the period from incorporation on August 24, 1998 to August 31, 1998, the Company earned no revenue and incurred no expenses.


2.   Future operations

     From inception of the business, the Company has incurred cumulative losses of $181,342 and used cash for operating activities of $148,386.

     These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions. The Company's future operations are dependent upon continued support by creditors and shareholders, the achievement of profitable operations and the successful completion of management's plan to obtain additional equity financing. There can be no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


3.   Acquisition

     On October 20, 1999, 1,800,000 common shares were issued for the purchase of Destiny Software Productions Inc. ("Destiny Software"). Destiny Software is a high-tech development company that develops video and audio compression software and to a lesser extent design and development of computer games. The transaction will be recorded under the purchase method of accounting. The Company's interest in the net assets acquired, at assigned values are estimated to be as follows:

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                                   (Unaudited)
          Period from August 24, 1998 (inception) to November 30, 1999

--------------------------------------------------------------------------------


3.   Acquisition, continued

                                                                Canadian             U.S.
                                                             --------------     -------------

          Cash                                               $      370,387     $     250,719
          Other current assets                                       12,885             8,722
          Capital assets                                            135,878            91,977
          Intellectual property                                     250,000           169,227
          Products under development                                206,804           139,988
          Goodwill                                                  170,606           115,485
          Acquired in process research and development               50,000            33,846
          Current liabilities                                       (21,922)          (14,839)
          Long-term liabilities                                  (1,173,752)         (794,525)
                                                             --------------     -------------

                                                             $          886     $         600
                                                             --------------     -------------

          Consideration
              1,800,000 common shares                                           $         600
                                                                                -------------


     These above indicated values for net assets are considered preliminary estimates only and are subject to change.

     Acquired in process research and development is valued based on accumulated expenditures incurred to date on specifically identified products that are in the early stages of development. Goodwill has been valued as equal to the excess of the fair value of the consideration given over the fair value of the net identifiable assets and liabilities acquired.

     The fair market value of the consideration paid for the acquisition was based on the trading price of the Company's shares at the time the transaction was initially discussed. At that time, there had been only one significant block of shares traded. The per share value of this trade was considered representative of fair market value.

     A 20% shareholder of the Company owns 100% of the outstanding shares of Destiny Software.

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                                   (Unaudited)
          Period from August 24, 1998 (inception) to November 30, 1999

--------------------------------------------------------------------------------


4.   Significant accounting policies

     (a) Basis of presentation

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly owned subsidiaries, Destiny Software Productions Inc. and Wonderfall Productions Inc., and all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for a fair presentation of the financial results for the interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's financial statements for the period ended August 31, 1999 and should be read in conjunction therewith. For United States accounting and reporting purposes, the Company is considered to be in the development stage as it is devoting all of its efforts to developing its business operations.

         Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

     (b) Research and development costs

         Research costs are expensed as incurred. Internal development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. Software and related development costs, after the establishment of technological feasibility and commercial viability, are capitalized as products under development until the product is ready for general release to customers. Amortization is provided on a product by product basis over the estimated economic life of the product, not to exceed three years. Amortization commences when the product is available for general release to customers.

     (c) Revenue recognition

         The Company recognizes revenue when title has passed to the customer, the collectibility of the consideration is reasonably assured and the Company has no significant remaining performance obligations. An allowance for estimated future returns are recorded at the time revenue is recognized.

     (d) Capital assets

         Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

              Furniture and fixtures    Declining balance             20%
              Computer equipment        Declining balance             30%
              Computer software         Straight-line                 50%
              Leasehold improvements    Straight-line          Lease-term

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                                   (Unaudited)
          Period from August 24, 1998 (inception) to November 30, 1999

--------------------------------------------------------------------------------


4.   Significant accounting policies, continued

     (e) Products under development

         Products under development represent products that have been developed to the stage of a working model and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over two years.

     (f) Goodwill

         Goodwill represents the excess of the cost to acquire businesses over the fair market value of the net assets acquired. These amounts are amortized on a straight-line basis over three years. The Company periodically evaluates the recoverability of goodwill and recognizes an impairment loss if the projected undiscounted future cash flows are less than the carrying amount. The amount of the impairment charge if any is measured based on the discounted future operating cash flows reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows differ from those estimates.

     (g) Stock split

         These financial statements and related notes have been adjusted to give retroactive effect to a three-for-one common share stock split which occurred December 31, 1999.

     (h) Use of estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual amounts may differ from these estimates.

     (i) Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that the realizability of deferred tax assets is not considered by management to be more likely than not, a valuation allowance is provided.

                         DESTINY MEDIA TECHNOLOGIES INC.
                          (A Development Stage Company)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                                   (Unaudited)
          Period from August 24, 1998 (inception) to November 30, 1999

--------------------------------------------------------------------------------


4.   Significant accounting policies, continued

     (j) Net loss per common share

         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed including in the weighted average number of common shares outstanding, potentially dilutive common shares outstanding during the period. As the Company had a net loss in the period presented, basic and diluted net loss per share is the same.

     (k) Foreign currency

         Transactions  denominated in foreign  currencies  are  translated  into
         Canadian   dollars  at  the  rate   prevailing   at  the  time  of  the
         transactions.

         At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated at the current rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of net income for the current period.


5.   Related party transactions

     The Company issued shares to settle a long-term note receivable outstanding to a significant shareholder. The Company also advanced $47,883 to a shareholder. The advance related to ongoing financing of the Company.


6.   Subsequent event

     On January 25, 2000, the Company completed a private placement financing. The Company issued 1,000,000 special units for gross proceeds of U.S. $1,000,000. Each unit entitles the holder to one common share of the Company and one additional warrant. The warrant is exercisable into one common share of the Company at a price of $3.00 before October 25, 2000.




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